UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CHARTER COMMUNICATIONS, INC.
(Name of Issuer)

CLASS A COMMON STOCK
(Title of Class of Securities)

16117M107
(CUSIP Number)

William D. Savoy Vulcan Cable III Inc. 505 Fifth Avenue South, Suite 900 Seattle, Washington 98104 (206) 342-2000	Alvin G. Segel, Esq. Irell & Manella LLP 1800 Avenue of the Stars Suite 900 Los Angeles, CA 90067 (310) 277-1010

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 12, 2002
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 16117M107	13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Paul G. Allen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,925,034 SHARES(1)

	8	SHARED VOTING POWER -0- SHARES

	9	SOLE DISPOSITIVE POWER 350,925,034 SHARES(1)

	10	SHARED DISPOSITIVE POWER -0- SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,925,034 SHARES(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 55.4% beneficial ownership of Class A Common Stock(2)/92.3% voting power(3)

14	TYPE OF REPORTING PERSON* IN

(1)	Represents (A) 11,733,003 shares of Class A Common Stock of the Issuer held directly by Mr. Allen, (B) 10,000 vested options to acquire shares of Class A Common Stock of the Issuer and (C) shares of Class A Common Stock of the Issuer into which the following interests may be converted: (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Paul G. Allen, (b) 106,715,233 Class A Common Membership Units (“Class A Units”) of Charter Communications Holding Company, LLC (“Charter Holdco”) held by Vulcan Cable III Inc. (“Vulcan”), (c) 217,585,246 Class A Units of Charter Holdco held by Charter Investment, Inc. (“CII”), (d) 9,597,940 Class C Common Membership Units (“Class C Units”) of Charter Holdco held by Vulcan and (e) 5,233,612 Class C Common Membership Units (“Class C Units”) of Charter Holdco held by CII. Each of Vulcan and CII has an exchange option with the Issuer giving it the right, at any time, to exchange both its Class A Units and Class C Units (the Class A Units and the Class C Units collectively, the “Class B Common Stock Equivalents”) for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Mr. Allen is the sole stockholder of Vulcan and of CII. Mr. Allen is therefore deemed to have beneficial ownership of all of the Class B Common Stock Equivalents held by Vulcan and CII. As the ultimate controlling person of both Vulcan and CII, he is also deemed to have sole voting power with respect to the Class B Common Stock Equivalents held by each entity. Each entity is deemed to share its respective voting power as the direct owner of the Class B Common Stock Equivalents with Mr. Allen because of Mr. Allen’s controlling interest in such entity.

(2)	The calculation of the percentage assumes that: (i) the 50,000 shares of Class B Common Stock held by Mr. Allen have been converted into shares of Class A Common Stock and (ii) all Class B Common Stock Equivalents held by Vulcan and CII or that Vulcan and CII have the right to acquire within 60 days of April 12, 2002 (the “Reporting Date”) have been exchanged for shares of Class A Common Stock.

(3)	Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen’s equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common

Stock Equivalents beneficially owned by Mr. Allen through Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 16117M107	13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Cable III Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- SHARES

	8	SHARED VOTING POWER 116,313,173 SHARES(1)

	9	SOLE DISPOSITIVE POWER -0- SHARES

	10	SHARED DISPOSITIVE POWER 116,313,173 SHARES(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,313,173 SHARES(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 28.3% beneficial ownership of Class A Common Stock(2)/0.0% voting power(3)

14	TYPE OF REPORTING PERSON* CO

(1)	Represents Class A Common Membership Units (“Class A Units”) and Class C Common Membership Units (“Class C Units” and together with the Class A Units, the “Class B Common Stock Equivalents”) of Charter Communications Holding Company, LLC (“Charter Holdco”) directly held by Vulcan Cable III Inc. (“Vulcan”). Vulcan has an exchange option with the Issuer giving it the right, at any time, to exchange its Class B Common Equivalents for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Paul G. Allen is the sole stockholder of Vulcan and is therefore deemed to have beneficial ownership of all of the Class B Common Equivalents that Vulcan Cable III Inc. owns. Because Mr. Allen is the sole stockholder of Vulcan, Vulcan is deemed to share its voting power of the Class B Common Stock Equivalents with Mr. Allen.

(2)	The calculation of this percentage assumes that all Class B Common Stock Equivalents held by Vulcan or that Vulcan has the right to acquire within 60 days of April 12, 2002 (the “Reporting Date”) have been exchanged for shares of Class A Common Stock.

(3)	Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen’s equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents owned by Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

CUSIP NO. 16117M107	13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Charter Investment, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- SHARES

	8	SHARED VOTING POWER 222,818,858 SHARES(1)

	9	SOLE DISPOSITIVE POWER -0- SHARES

	10	SHARED DISPOSITIVE POWER 222,818,858 SHARES(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,818,858 SHARES(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.1% beneficial ownership of Class A Common Stock(2)/0.0% voting power(3)

14	TYPE OF REPORTING PERSON* CO

(1)	Represents Class A Common Membership Units (“Class A Units”) and Class C Common Membership Units (“Class C Units” and together with the Class A Units, the “Class B Stock Common Equivalents”) of Charter Communications Holding Company, LLC (“Charter Holdco”) directly held by Charter Investment, Inc. (“CII”). CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class B Stock Common Equivalents for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Paul G. Allen is the sole stockholder of CII and is therefore deemed to have beneficial ownership of all of the Class B Common Equivalents that CII owns. Because Mr. Allen is the controlling stockholder of CII, CII is deemed to share its voting power of the Class B Stock Common Equivalents with Mr. Allen.

(2)	The calculation of this percentage assumes that all Class B Common Stock Equivalents held by CII or that CII has the right to acquire within 60 days of April 12, 2002 (the “Reporting Date”) have been exchanged for shares of Class A Common Stock.

(3)	Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen’s equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents owned by Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

SCHEDULE 13D

     This fourth amendment to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 22, 1999, as amended by the first amendment, as filed with the SEC on December 20, 1999, the second amendment, as filed with the SEC on September 13, 2000, and the third amendment, as filed with the SEC on March 11, 2002 (as amended, the “Schedule 13D”). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The first three paragraphs of Item 5(a) are amended and restated in their entirety as follows:

     (a)  As of April 12, 2002, Mr. Allen beneficially owns 350,925,034 shares of Class A Common Stock of the Issuer, which consists of (i) 11,733,003 shares of Class A Common Stock of the Issuer held directly by Mr. Allen, (ii) 10,000 vested options on shares of Class A Common Stock of the Issuer and (iii) shares of Class A Common Stock of the Issuer into which the following interests may be converted: (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Mr. Allen, (b) 106,715,233 Class A Common Membership Units (“Class A Units”) of Charter Holdco held by Vulcan, (c) 217,585,246 Class A Units of Charter Holdco held by CII, (d) 9,597,940 Class C Units of Charter Holdco that are held by Vulcan and (e) 5,233,612 Class C Units of Charter Holdco that are held by CII. Each of Vulcan and CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class A Units and Class C Units (collectively, the “Class B Common Stock Equivalents”) for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis.

     Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The Class B Common Stock is identical to the Class A Common Stock except that the Class A Common Stock is entitled to one vote per share and is not convertible into any other security.

     As of April 12, 2002, Mr. Allen’s beneficial ownership represents approximately 55.4% of the shares of the Issuer’s outstanding Class A Common Stock, assuming conversion of all Class B Common Stock and Class B Common Stock Equivalents, and approximately 92.3% of the voting power of the Issuer’s outstanding Class A Common Stock assuming no conversion of the Class B Common Stock and the Class B Common Stock Equivalents.

     The first paragraph of Item 5(b) is amended and restated in its entirety as follows:

     (b)  Mr. Allen has sole voting and dispositive power with respect to the 350,925,034 shares of Class A Common Stock that he beneficially owns. Vulcan is deemed to have shared voting and dispositive power with Mr. Allen over the 116,313,173 shares of Class A

Common Stock beneficially owned by Vulcan through its ownership of 106,715,233 Class A Units and 9,597,940 Class C Units of Charter Holdco. CII is deemed to have shared voting and dispositive power with Mr. Allen over the 222,818,858 shares of Class A Common Stock beneficially owned by CII through its ownership of 217,585,246 Class A Units and 5,233,612 Class C Units of Charter Holdco.

     Item 5(c) is amended and restated in its entirety as follows:

     During the sixty days preceding April 12, 2002, Mr. Allen, Vulcan, and CII did not engage in any transactions in the Class A common stock except as follows:

     On March 7, 2002, Mr. Allen acquired beneficial ownership of 929,000 shares of Class A Common Stock of the Issuer through the exercise by third parties of rights under the Falcon Put Agreements described in Item 6. The per share Class A Common Stock equivalent price paid by Mr. Allen was $28.6831 as of the exercise date of the puts (plus 4.5% annual interest from the exercise date).

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 (c) is amended and restated in its entirety as follows:

     (c)  Bresnan.

     On February 14, 2000, Mr. Allen entered into agreements (the “Bresnan Put Agreements”) with certain sellers contributing interests in Bresnan Communications Company, Limited Partnership to Charter Holdco and CC VIII, in exchange for Class C Common Membership Units in Charter Holdco and Class A Preferred Membership Units in CC VIII, respectively (the “Bresnan Exchange”).

     The Bresnan Put Agreements gave each holder the right to sell to Mr. Allen, any or all of its membership units or its Class A Common Stock received in the Bresnan Exchange at $25.9327 per share (subject to adjustments for stock splits, reorganizations and similar events), plus interest at a rate of 4.5% per year, compounded annually. On February 14, 2002 a portion of the Bresnan Put Agreements were exercised with respect to 14,831,552 Class C Units of Charter Holdco, and after such exercise the Bresnan Put Agreements applied to an aggregate of 24,273,943 Class A Preferred Membership Units in CC VIII.

     On April 12, 2002, Mr. Allen received written notice of the holders’ intention to exercise the remaining portion of the Bresnan Put Agreements with respect to all 24,273,943 of the Class A Preferred Membership Units in CC VIII with a closing scheduled to take place on April 14, 2003, pursuant to a letter agreement dated April 12, 2002 (the “Bresnan Letter Agreement”). The parties have also agreed to negotiate in good faith possible alternatives to the closing.

     The foregoing descriptions of the Bresnan Put Agreements and Bresnan Letter Agreement are not, and do not purport to be, complete and are qualified in their entirety by reference to the Form of Bresnan Put Agreement and the Bresnan Letter Agreement, copies of which are filed as Exhibit 10.12 and Exhibit 10.19, respectively, hereto and are incorporated in their entirety by reference.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

10.19	Bresnan Letter Agreement, dated April 12, 2002 by and among TCI Bresnan LLC, TCID of Michigan, Inc. and Paul G. Allen.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2002	VULCAN CABLE III INC.

	By:	/s/ William D. Savoy

Name: William D. Savoy Title: President

Dated: May 17, 2002	/s/ William D. Savoy

Paul G. Allen by William D. Savoy as Attorney-in-Fact for Paul G. Allen pursuant to a Power of Attorney filed with Paul G. Allen’s Schedule 13G for Pathogenesis, Inc. on August 30, 1999 and incorporated by reference herein.

Dated: May 17, 2002	CHARTER INVESTMENT, INC.

	By:	/s/ Marcy Lifton

Name: Marcy Lifton Title: Vice President

Exhibit Index

Exhibits

10.19	Bresnan Letter Agreement, dated April 12, 2002 by and among TCI Bresnan LLC, TCID of Michigan, Inc. and Paul G. Allen.